Cathay Securities, Inc.

40 Wall Street, Suite 3600

New York, NY 10005

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kate Beukenkamp, Ms. Taylor Beech, Ms. Ta Tanisha Meadows, and Ms. Theresa Brillant

Re:	CCH Holdings Ltd
Registration Statement on Form F-1, as amended
File No. 333-289878

REQUEST FOR ACCELERATION OF EFFECTIVENESS

	Requested Date:	Monday, September 29, 2025
	Requested Time:	5:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the undersigned, as representative of the several underwriters of the proposed initial public offering of securities of CCH Holdings Ltd (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form F-1, as amended, be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on September 29, 2025 or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CATHAY SECURITIES, INC.

By:	/s/ Shell Li
Name:	Shell Li
Title:	Chief Executive Officer